                                        EXHIBIT 1.1

                                        FOR RELEASE AT 6:00 AM EST, 10/29/96



FOR MORE INFORMATION, CONTACT:


Gerald Dogon              Keith Glover               Ditra Abad
CFO, DSPC                 CFO, PROXIM                Neale-May & Partners
(408) 777-2718            (415) 960-1630             (415) 328-5555 x118
info@dspc.com             keith@proxim.com           maxwell118@aol.com

           DSPC EXPANDS WIRELESS SOLUTION CAPABILITIES IN $400 MILLION
                               MERGER WITH PROXIM

           Strategic Move Will Provide Customers with Cost-Effective,
                Full-Function Integrated Voice and Data Solutions

          CUPERTINO, CA (OCTOBER 29, 1996) - DSP Communications, Inc. (Nasdaq:
DSPC) and Proxim, Inc. (Nasdaq: PROX) announced today that their Boards of Directors have approved a merger agreement pursuant to which DSPC will acquire Proxim in a tax-free exchange of shares valued at approximately $400 million, based upon the closing of DSPC common stock as of October 28, 1996.

          Under the terms of the agreement, Proxim stockholders will receive
0.70 of a share of DSPC common stock for each outstanding share of Proxim common stock upon closing of the merger, subject to adjustment under certain conditions. The merger is intended to qualify as a tax-free reorganization and a pooling-of-interests for accounting and financial reporting purposes. The transaction is expected to close by the end of January, 1997, and is subject to various conditions, including shareholder and requisite regulatory approval. Based on the number of new shares to be issued by DSPC, and the closing price for DSPC common stock on October 28, the combined company would have a market capitalization of approximately $1.7 billion.

          Proxim, based in Mountain View, CA, designs, manufactures and markets high performance wireless local area data networking products based on spread spectrum radio frequency technology. DSPC, headquartered in Cupertino, CA, develops and markets chip sets and systems for the wireless personal communications market. The merger represents an opportunity to combine world leaders in these two complementary areas.


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          PAGE 2 . . . DSPC MERGES WITH PROXIM IN $400 MILLION DEAL.

          One year ago, DSPC acquired CTP Systems Limited, a leader in wireless voice for office and low mobility applications. Today's merger with Proxim, a leader in wireless data networking, further extends DSPC's strength in both wireless voice and data communications. In addition, Proxim's recognized expertise in radio frequency and networking, combined with DSPC's world-leading digital signal processing and software algorithm skills, and the extensive OEM relationships enjoyed by both companies in Japan, the United States and Europe, will result in the creation of a powerful new force in both the indoor and outdoor wireless voice and data communications markets.

          Davidi Gilo, Chairman of the Board of DSPC said, "Our organizations are already leaders in their respective markets. Our cultural approach to both technology and the market is quite similar. Furthermore, Proxim and our CTP subsidiary address many of the same wireless markets, such as healthcare, warehousing and campus environments. The merger presents us with an exceptional opportunity to combine our talents and to move wireless voice and data communications forward quickly and profitably."

          "By joining forces," said David C. King, Chairman, President and CEO of Proxim, "DSPC and Proxim can aggressively pursue new wireless technology opportunities while maintaining a strong leadership position in digital cellular communications and wireless local networking. This merger will enable both companies to diversify more quickly into new high-growth markets."

          Gilo went on to explain that, in the longer term, the combined strengths of the two companies should help DSPC fulfill its strategic mission of becoming the leader in wireless voice and data communications in both the indoor and outdoor market arenas. "Not only do we benefit from the geographic strengths of each company," said Gilo, "but we represent a new and powerful entrant in the fast growing, highly profitable wireless data networking business."

          NOTE: A special joint conference call discussing this merger will be held today, October 29, at 8:00 AM PST. Please call in at 1-800-553-0349 -- Domestic, and 1 (612) 288-0340 -- International.


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          PAGE 3 . . . DSPC MERGES WITH PROXIM IN $400 MILLION DEAL.

          Oppenheimer and Company Inc. serve as the financial adviser to DSPC for purposes of this transaction. UBS Securities serve as the financial adviser to Proxim for purposes of this transaction.
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          Proxim is headquartered in Mountain View, CA.  It is the industry's leading OEM supplier of spread spectrum wireless data networking products. With the introduction of its RangeLAN2 product family in 1994, Proxim was first to market with a 2.4 Ghz frequency hopping wireless LAN technology. Since that time, RangeLAN2 technology has been selected by more than 50 wireless solution providers worldwide including: AMP, Bass, Data General, Fujitsu, HBO & Company, Intermac, LXE, Matsushita, NTT and Norand. In addition, RangeLAN2 was recently honored as Editor's Choice in PC Magazine's comprehensive review of wireless LAN products, as well as LAN Magazine's 1996 Wireless Networking Product of the Year. Proxim's World Wide Web site can be found at http://www.proxim.com.

          DSPC is a leading developer of chipsets and product for the wireless personal communications services (PCS) market. Headquartered in Cupertino, CA, the company develops, markets, licenses, and supports application-specific integrated circuits (ASICs) and software based on digital signal processing
(DSP) technology for a variety of cellular and PCS applications. These applications are supported by well-established standards such as Personal Digital cellular (PDC); Time Division Multiple Access (TDMA); and Code division Multiple Access (CDMA). DSPC's leading customers include Kenwood, Kyocera, NEC, Pioneer, Sanyo and Sharp. Through its CTP Systems subsidiary, DSPC is also introducing wireless PBX (private branch exchange) systems for the office environment and other low-mobility and wireless local-loop applications. DSPC's World Wide Web site can be found at http://www.dspc.com.

                                       ###

Editor's Note: All products and company names used herein are trademarks or registered trademarks of their respective companies.

This press release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Proxim and DSPC with the SEC, specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.